FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 7, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated July 7, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: July 7, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

PRESS RELEASE New York and Stockholm – July 7, 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

EXTRAORDINARY GENERAL MEETING

New York and Stockholm – July 7, 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today held an Extraordinary General Meeting ("EGM") of shareholders in Luxembourg.

Of a total of 108,050,731 shares, 77,664,279 shares were represented at the EGM, either by shareholders being present or by shareholders having completed a power of attorney form. The required quorum of 2/3 of the issued and outstanding share capital was therefore met.

The EGM resolved to amend Article 21 (“Procedure, Vote”) of the articles of association of Millicom.  For details of the proposed amendment to Article 21, please refer to item I. of the agenda in the EGM convening notice published by Millicom on June 4th, 2008 available at www.millicom.com.

CONTACTS

Daniel Johannesson	Telephone: +352 27 759 327
Chairman of the Board of Directors
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.